

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Joel Markovits
Chief Financial Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, New Jersey 08701

      Re: Reliance Global Group, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 001-40020

Dear Joel Markovits:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance